

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2017

Ronald Cooper
President and Chief Executive Officer
Albireo Pharma, Inc.
10 Post Office Square, Suite 502 South
Boston, Massachusetts 02109

> **Re: Albireo Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 13, 2017**
> **File No. 333-220958**

Dear Mr. Cooper:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Cover Page

1.   Please revise your sales agreement prospectus supplement to clarify on the cover and in your Underwriting section that Cowen "is" or "will be deemed" rather than "may be deemed" an underwriter.

Plan of Distribution, page SA-18

2.   Your disclosure on the cover page of the prospectus supplement included in this registration statement states that sales may be made "to or through a market maker," in negotiated transactions, or any other method permitted by law. You also state in the Plan

of Distribution in the prospectus supplement that sales may be made in "privately-negotiated transactions" if expressly authorized by you. Please tell us whether these other sales methods satisfy the "at the market offering" definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an "at the market offering" as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: John Condon